October 26, 2010

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:          SeaCube Container Leasing Ltd. — Registration Statement on Form S-1

(File No. 333-165752)

Ladies and Gentlemen,

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), the undersigned, as Representatives of the several Underwriters, hereby join in the request of SeaCube Container Leasing Ltd. that the effective date of the above-referenced Registration Statement be accelerated so that the Registration Statement, as then amended, will become effective under the Act at 3:00 p.m., Eastern time, on Wednesday, October 27, 2010, or as soon as practicable thereafter.

Pursuant to Rule 460 under the Act regarding the distribution of preliminary prospectuses, we hereby advise the Securities and Exchange Commission that the distribution of the Preliminary Prospectus dated October 12, 2010 (the “Preliminary Prospectus”) commenced October 12, 2010 and continued through October 26, 2010. Eleven thousand nine-hundred and forty five (11,945) copies of the Preliminary Prospectus were distributed to prospective underwriters, institutional investors, dealers and others.

In connection with the distribution of the Preliminary Prospectus for the above-mentioned issue, the Underwriters have confirmed that they have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

J.P. Morgan Securities LLC
Citigroup Global Markets Inc.
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
For themselves and on behalf of the several Underwriters

J.P. Morgan Securities LLC

By:	/s/ N. Goksu Yolac
Name: N. Goksu Yolac
Title: Executive Director

Citigroup Global Markets Inc.

By:	/s/ Shawn Munday
Name: Shawn Munday
Title: Vice President

By:	/s/ Chad Leat
Name: Chad Leat
Title: Chairman of Alternative Assets Group

Deutsche Bank Securities Inc.

By:	/s/ Craig Fuehrer
Name: Craig Fuehrer
Title: Managing Director

By:	/s/ Stephen Plauché
Name: Stephen Plauché
Title: Vice President

Wells Fargo Securities, LLC

By:	/s/ Michael Tiedemann
Name: Michael Tiedemann
Title: Managing Director